               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 5)<F1>

                   WHG Bancshares Corporation
                        (Name of Issuer)

             Common Stock, par value $.10 per share
                 (Title of Class of Securities)

                           928949106
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         November 3, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 10 Pages

CUSIP No. 928949106
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             91,048*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             91,048*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  91,048*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            6.22%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 10 Pages

CUSIP No. 928949106
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             91,048*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             91,048*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  91,048*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            6.22%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 3 of 10 Pages

          The Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.10 per share ("Common Stock") of WHG Bancshares Corporation, a Maryland corporation ("WHG"), is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Statement is hereby supplemented by the addition of the following information:

          "Following his review of WHG's press release regarding its financial results for the September, 1997 quarter, Mr. Davis wrote to WHG's Board of Directors to convey his belief that its management does not have the ability or willingness to improve WHG's deplorable financial condition. According to Mr. Davis, the efforts of WHG's management for more than a year have resulted in negligible enhancement in the value of shareholder investment. As a result, significant measures, including the payment of special dividend of $6.00 to $8.00, must be implemented now to properly reward shareholder value. A copy of Mr. Davis' November 3, 1997 letter to WHG's Board of Directors is attached hereto as Exhibit No. 4.

          In his letter, Mr. Davis makes the following points to confirm his belief that WHG must take action to end its financial stagnation:

          1) ASSETS AND DEPOSITS. WHG's assets have shown no growth from their level of 97.6 million at June 30, 1996. Fifteen months later, they are virtually the same. WHG's deposits have similarly shown no significant improvement. Their current level of
74.1 million is barely above their level of 73.3 million at March 31, 1996. Deposits have remained relatively flat for the last 18 months. Mr. Davis believes the price of the Common Stock can not rise without improvements in these fundamental areas. He also notes that WHG's non-performing loans have almost doubled in the past year.

          2) BOOK VALUE PER SHARE. According to Mr. Davis' records, WHG' book value per share is $13.36 based on its last publicly disclosed number of outstanding shares of Common Stock of 1,462,000. This figure is much less than the $14.35 book value which WHG has reported in its recent press release. Even this higher book value shows no real improvement over WHG's book value per share of $14.36 at June 30, 1996.

          3) EARNINGS AND RETURN ON EQUITY. WHG's earnings for the September, 1997 quarter were only 10.7 cents per share based on 1,462,000 shares of Common Stock outstanding. This reflects an appalling annual earnings rate of less than 43 cents per share.

                       Page 4 of 10 Pages

At this rate, WHG's ROE when annualized for the September quarter is only 3.1%, the worst in all but one of the past 9 quarters. Such earnings also reflects a P/E ratio of an astonishing 35 times earnings (based upon a stock price of $15.25). This is the worst in the past 9 quarters.

          In his letter, Mr. Davis also notes that WHG's failure to provide vital income statement data in its recent press release, prevents WHG's shareholders from determining its NII to G&A, G&A to assets, and efficiency ratio. However, he is confident that these figures further confirm WHG's poor financial situation.

          4) CAPITAL RATIO AND DIVIDEND. At March 30, 1996, WHG's maintained an excessive capital ratio of 20.6%. Today, its capital ratio is virtually unchanged at 20.1%. WHG's increased dividend of $.08 per share still reflects a meager annual yield of only 2.1% based on a $15.25 price per share of the Common Stock. WHG should have reduced its excess capital long ago and returned cash to its shareholders by declaring a special dividend. By exercising such poor capital management, Mr. Davis believes that the members of WHG's Board of Directors are not properly carrying out their fiduciary duty to WHG's shareholders. He believes that any advice which they are receiving on the retention of WHG's excess capital is misguided. He recommends that they speak to top Wall Street thrift advisors such as Friedman, Billings, Ramsey & Company, Inc., Charles Webb & Company, and Sandler O'Neill & Partners, L.P.

          According to Mr. Davis, WHG's recent financial performance for the September, 1997 quarter confirms that its dreadful financial state will continue, unless WHG's management implements the sorely needed measures to enhance shareholder value. In particular, Mr. Davis strongly advises WHG to immediately pay a large special dividend of $6.00 to $8.00 per share. This measure will enhance share value for all of WHG's shareholders, make
WHG's balance sheet more attractive, and improve the price of the Common Stock, net of the payment.

          Mr. Davis concludes his letter by stating that WHG's continued independence is no longer a viable option. He advises WHG's Board of Directors to explore strategic alternatives and align itself with a larger financial institution with the ability to cut costs and who will pay substantially above the current market price of the Common Stock for the franchise and its deposits.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time

                       Page 5 of 10 Pages
to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Item 7 of the Statement is hereby supplemented by the addition of the following information:

          "4. Letter dated November 3, 1997 from Jerome H. Davis to the Board of Directors of WHG Bancshares, Corporation.









































                       Page 6 of 10 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    11/4/97       Jerome H. Davis
                      Date          (Signature)

                    11/4/97        Susan B. Davis
                      Date          (Signature)






































                       Page 7 of 10 Pages